Exhibit 12

STATEMENT RE: COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in thousands)

	For the Three Months Ended March 31,
	2011	2010
Earnings available to cover fixed charges:
Income from continuing operations	$12,933	$7,248
Interest expense	19,748	21,099

Earnings available to cover net fixed charges	$32,681	$28,347

Fixed charges:
Interest expense	$19,478	$21,099
Interest capitalized	2,732	3,134

Fixed charges	$22,210	$24,233
Preferred stock dividends	2,953	2,953

Fixed charges and preferred stock dividends	$25,163	$27,186

Earnings available to cover fixed charges	$32,681	$28,347
Divided by fixed charges	$22,210	$24,233

Ratio of earnings to fixed charges	1.5x	1.2x

Earnings available to cover fixed charges	$32,681	$28,347
Divided by fixed charges and preferred stock dividends	$25,163	$27,186

Ratio of earnings to combined fixed charges and preferred stock dividends	1.3x	1.0x